                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

___________________________________x
BERNARD KOFF,                      :
                                   :
               Plaintiff,          :
                                   :
     v.                            :
                                   :
THEODORE DIMITROU, FRED CANNING,   :         C.A. No. 14448
WILLIAM N. LANE, NEELE E. STEARNS, :
JR., ROBERT J. CRONIN, DARRELL R.  :
EWERS, RICHARD F. DOYLE, WILLIAM   :
E. OLSEN, and WALLACE COMPUTER     :
SERVICES, INC.,                    :
                                   :
               Defendants.         :

___________________________________x
KITTY LaPERRIERE,                  :
                                   :
               Plaintiff,          :
                                   :
          -against-                :
                                   :
THEODORE DIMITROU, FRED CANNING,   :         C.A. No. 14449
WILLIAM N. LANE, NEELE E. STEARNS, :
JR., ROBERT J. CRONIN, DARRELL R.  :
EWERS, RICHARD F. DOYLE, WILLIAM   :
E. OLSEN, and WALLACE COMPUTER     :
SERVICES, INC.,                    :
                                   :
               Defendants.         :
___________________________________x


                         AMENDED CLASS ACTION COMPLAINT

          Plaintiffs, by their attorneys, for their Amended Complaint allege, upon information and belief, except as to the allegations contained in paragraphs 2 and 3, which plaintiffs allege upon knowledge, as follows:

          1. Plaintiffs bring this action on behalf of themselves and all other shareholders of defendant Wallace Computer Services Inc. ("Wallace" or the "Company") similarly situated (the "Class") for declaratory and injunctive relief, and/or compensatory damages, arising from defendants' breach of fiduciary duty to the shareholders of Wallace. As detailed herein, defendants have acted contrary to the best interests of Wallace's public shareholders by taking unreasonable steps and failing to take certain steps, in order to thwart an offer by Moore Corporation Limited ("Moore") to acquire Wallace at $56.00 per share.
Defendants have failed to investigate and fully consider Moore's offer. Defendants have failed to inform themselves with respect to the terms, including the best possible price, of a Moore Offer. Defendants have changed the severance arrangements of Wallace's top executives and other Wallace employees to enrich management and thereby increase the cost to any potential acquiror of acquiring Wallace. Defendants have amended certain Wallace benefit plans to enable Wallace's top executives to unfairly and illegally vote shares of the Company's stock that they do not own, thereby obstructing the right of Wallace's shareholders to receive an attractive offer for their shares. Defendants have taken these unlawful actions in violation of their fiduciary duties for the purpose of entrenching themselves in lucrative managerial and directorial positions.


                                   THE PARTIES

          2. Plaintiff Kitty LaPerriere is and has been, at all relevant times the owner of shares of Wallace common stock.

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          3.   Plaintiff Bernard Koff is and has been at all relevant times the owner of shares of Wallace common stock.

          4. Defendant Wallace is a Delaware corporation with its principal place of business located at 4600 West Roosevelt Road, Hillside, Illinois. Wallace is a leading provider of computer services and supplies such as business forms, commercial and promotional graphics printing, computer labels, machine ribbons, computer hardware and software, computer accessories and office products.

          5. At all relevant times herein, defendant Theodore Dimitriou ("Dimitriou") is and was the Chairman of Wallace's Board of Directors. As of November 9, 1994, Dimitriou owned or controlled less than O.6% of Wallace common stock. For the fiscal year ended July 31, 1994, Dimitriou received total compensation from Wallace in the amount of approximately $519,546.

          6. At all relevant times herein, defendant Robert J. Cronin ("Cronin") is and was the President, Chief Executive Officer and a Director of the Company. As of November 9, 1994, Cronin owned or controlled less than 0.25% of Wallace common stock. For the fiscal year ended July 31, 1994, Cronin received total compensation from Wallace in the amount of approximately $568,987.

          7. Defendants Fred Canning, William N. Lane, Neele E. Stearns, Jr., Darrell Ewers, Richard F. Doyle and William E. Olsen, at all relevant times, were and are Directors of Wallace and, in addition to other compensation, are paid $19,000 per

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annum and receive substantial fees for each Board meeting they attend.

          8. The defendants referred to in paragraphs 5-7, above, are collectively referred to herein as the "Individual Defendants."

                            CLASS ACTION ALLEGATIONS

          9. Plaintiff bring this action pursuant to Rule 23 of the Rules of this Court for declaratory, injunctive and other relief on their own behalf and as a class action, on behalf of all common stockholders of Wallace (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest, who are being deprived of the opportunity to maximize the value of their Wallace shares by the wrongful acts of the defendants described herein.

          10. This action is properly maintainable as a class action for the following reasons:

          11. The class of stockholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. There are more than 22 million shares of Wallace common stock held by approximately 3,985 shareholders of record who are members of the Class. The holders of these shares are geographically dispersed throughout the United States. Wallace stock is listed and actively traded on the New York Stock Exchange.

          12. There are questions of law and fact which are common to the members of the Class and which predominate over any

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questions affecting any individual members.  The common questions include, INTER
ALIA, the following:

               a. whether the defendants, in bad faith and for improper motives, have prevented members of the Class from receiving the maximum value achievable for their shares of Wallace common stock;

               b. whether the defendants have failed to consider, investigate and inform themselves in good faith, as to the adequacy of unsolicited offers for the Company, including the adequacy of Moore's offer to purchase all outstanding Wallace shares;

               c. whether the defendants have engaged in conduct constituting unfair dealing to the detriment of the public stockholders of Wallace; and

               d. whether the defendants have breached their fiduciary and common law duties owed by them to plaintiffs and the other members of the Class, including their duties of care and loyalty.

          13. The claims of plaintiffs are typical of the claims of the other members of the Class, and plaintiff have no interests that are adverse or antagonistic to the interests of the Class.

          14. Plaintiffs are committed to the vigorous prosecution of this action and have retained competent counsel experienced in litigation of this nature. Accordingly, plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

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          15.  The prosecution of separate actions by individual members of the
Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for the party opposing the Class.

          16. Defendants have acted and are about to act on grounds generally applicable to the Class, thereby rendering final injunctive or corresponding declaratory relief appropriate with respect to the Class as a whole.

          17. Plaintiffs anticipate that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

                             SUBSTANTIVE ALLEGATIONS

          18. Wallace is a manufacturer and distributor of information management products, services and solutions. These include paperwork systems and forms, labeling products and supplies, direct mail printing, and leading edge electronic forms, products and forms management services. The company has manufacturing, distribution and sales facilities throughout the United States.

          19. On or about February 24, 1995, Wallace was contacted by representatives of Moore seeking to discuss a potential business combination between the two companies. Moore is a supplier of business forms and related services for tracking inventory and other corporate data.

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          20.  Wallace's management, including the Individual Defendants, flatly refused to participate in any discussion concerning a business combination between the two companies. Undaunted, Moore's management made six or seven additional attempts since the initial overtures in February 1995, to open up a dialogue with Wallace. However, these efforts proved fruitless as well.

          21. During this period, Wallace became wary of Moore's efforts to discuss a business combination. Desperate to ensure that any takeover attempt would not be successful despite the potential benefits to Wallace's shareholders, the Company's Board enacted various measures to strengthen its anti-takeover defenses. For example, in June, 1995, the Company's Board adopted a rule that any business to be presented by a stockholder at an annual meeting must be presented 60 days before the meeting. Since Wallace's next annual meeting is scheduled for November 8, 1995, this provision was designed to make it extremely difficult for Moore to organize any unsolicited takeover attempt in time for that meeting. In addition, the Board adopted a "golden parachute" by which defendant Cronin would receive millions of dollars if his job duties were changed as the result of a takeover.

          22. The adoption of these anti-takeover measures and the "stonewalling" of Moore's efforts to discuss a business combination were accomplished for no legitimate business purpose and were orchestrated by the Individual Defendants and other members of the Company's management to ensure that they could entrench themselves in their lucrative managerial and directorial positions with the Company, to the detriment of its stockholders.

          23. On July 30, 1995, as a result of Wallace's continued failure to even discuss with Moore a sale of Wallace, Moore announced its intention to bring its offer directly to Wallace's shareholders by commencing a tender offer by a wholly owned Moore subsidiary (FRDK, Inc. ("FRDK")) for all Wallace Shares at $56 per share in cash for a total purchase price of approximately $1.3 billion (the "Offer"). The $56 tender offer price represents an 84% premium over Wallace's share price on February 24, 1995, when Moore first contacted the Company regarding a business combination, and 42% over its then most recent 30-day average closing price. Moore stated that the tender offer would be launched within a week and also announced that it would attempt to nominate three directors to Wallace's Board at the Company's annual shareholders meeting in November.

          24. In reaction to the announcement of the tender offer, the market price of Wallace shares surged $14 3/8 per share to close at $58 3/8 on July 31, 1995. This closing price, representing a $2 3/8 premium over the tender offer price, has led analysts to conclude that the market expects a higher offer to surface, either from Moore or another bidder. For example, Burnham Securities analyst David Liebowitz was reported as saying "given the way the stock opened this morning, clearly there are a goodly number of investors who suspect a higher bid is in the offing." Similarly, Martin McDevitt, an analyst at Cleary Gull

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Reiland & McDevitt Inc., stated "people seem to be thinking another offer may be coming, so we'll just have to wait and see."

          25. Also, on July 30, Moore sent a letter to Wallace informing it of the tender offer and conveying Moore's continued willingness and desire to meet with Wallace's management to discuss the possibility of a mutually agreed upon transaction. The letter stated, in part:

          As you know from our prior communications, the Board of Directors and management of Moore Corporation believe the combination of our two companies makes eminent business sense. Unfortunately, your Board specifically rejected our proposal to discuss a strategic business combination. We therefore felt we had no choice but to proceed with an offer directly to your shareholders. We continue to believe it is in the best interest of both companies to move expeditiously toward a mutually-
     agreed combination of our companies. . . .

          In the interim, we have noted your favorable results and our price reflects both your recent and anticipated performance. We are confident that your shareholders will find our offer compelling. . . .

          We stand ready to meet with you and the Wallace Board and management at any time to discuss any aspect of our proposed combination so that you will share our confidence and enthusiasm for this transaction -- a transaction that serves the best interests of both of our companies and our shareholders, employees, customers and communities.


          26. The following day, on July 31, 1995, Moore filed a lawsuit against Wallace and members of its management in the United States District Court for the District of Delaware, seeking, INTER ALIA, an injunction to prevent the Company from exercising its "poison pill". This shareholder rights plan is triggered when anyone buys 20% or more of the Company's common stock. When triggered, it allows Wallace shareholders to buy new common stock at half price, thus rendering a tender offer

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prohibitively expensive.  Moore thus asserts that Wallace "should not be allowed to deprive the shareholders of the opportunity to decide upon the merit of the offer." In addition, Moore alleges in its lawsuit, that Wallace's Board created an unreasonable obstacle to Moore's offer when in June it adopted the 60-day notification rule and golden parachute "in probable response" to Moore's overtures regarding a merger with Wallace.

          27. On August 2, 1995, Moore commenced the Offer and filed a Premerger Notification and Report Form with the Federal Trade Commission and the Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act").

          28. On August 3, 1995, Moore obtained the commitment of The Bank of Nova Scotia for a $1.1 billion financing to finance the Offer and the Proposed Merger.

          29. On August 10, 1995, FRDK waived the financing condition to the Offer and Moore and FRDK entered into definitive financing agreements with The Bank of Nova Scotia, as agent for the lenders for a $1.1 billion loan facility to finance the Offer and the Proposed Merger.

          30. On August 15, 1995, Wallace issued a press release, filed a complaint against Moore and FRDK in the United States District Court for the Southern District of New York (the "Wallace Action"), and filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"). The Wallace Board recommended in the Schedule 14D-9 that Wallace stockholders reject the Offer and stated the belief of the Wallace Board that the interests of Wallace stockholders will be best served by Wallace remaining independent and the Board's intention to continue the business of Wallace as an independent entity.

          31. As stated in the Schedule 14D-9, the Wallace Action asserts that the transactions contemplated by the Moore Offer violate Section 7 of the Clayton Act, 15 U.S.C. Section 18; and that Moore and FRDK have made false and misleading statements of fact in connection with the Offer.

          32. On August 17, 1995, the waiting period under the HSR Act expired without further inquiry by the U.S. Department of Justice, satisfying the pre-clearance requirements under the U.S. antitrust laws for Moore's purchase of the Shares pursuant to the Offer and the Proposed Merger.

          33. According to a Schedule 14A filed by Moore and FRDK with the SEC on September 12, 1995 (the "Moore Schedule 14A") on August 21, 1995, a representative from Lazard Freres, on behalf of Moore and FRDK, contacted a representative from Goldman, Sachs & CO. ("Goldman Sachs"), Wallace's financial advisor in connection with the Offer, to suggest that Lazard Freres and Goldman Sachs, Wallace, Moore and FRDK or any combination hereof schedule a meeting to discuss the Offer. On August 26, 1995, the Goldman Sachs representative advised the Lazard Freres representative that the Wallace Board had rejected Moore's and FRDKs suggestion to meet in order to discuss the Offer.

          34. On August 28, 1995, Moore issued a press release extending the Offer until Tuesday, September 19, 1995 and stating that it remained committed to its proposed acquisition of Wallace. The press release included the following:

          We had invited Wallace's Board and advisors to meet with us to demonstrate why they believe our $56 per share offer is "inadequate." As we have said many times in public and in private, we remain open to the possibility that the Board will elect to sit down with us in the near future and are ready at any time to discuss ANY ASPECT OF OUR PROPOSED COMBINATION. In the meantime, Moore will proceed with the necessary steps to facilitate its effort to acquire Wallace. (emphasis added)


          35. As disclosed in Amendment No. 3 to Wallace's Schedule 14D-9 filed with the SEC on September 8, 1995, on September 6, 1995, the Wallace Board approved and adopted Amendment No. 1 to its Employee Severance Pay Plan (the "Employee Plan") to provide that the amount of severance payable to certain participants shall not be less than one year's compensation upon the occurrence of certain events following a change in control of Wallace. The Compensation Committee of the Wallace Board designated 37 participants for this purpose. The primary purposes of this amendment are to make it more expensive and less attractive for Moore to proceed with a takeover of Wallace, to make it less likely that Moore or any other party will pay in excess of $56 per share for Wallace and to further entrench Wallace's management and directors.

          36. On September 6, 1995, the Wallace Board also approved and adopted Amendment No. 36 to the Wallace Computer Services, Inc. Profit Sharing and Retirement Plan (the "Profit Sharing Plan") and Amendment No. 6 to the Wallace Computer Services, Inc. Profit Sharing and Retirement Trust Agreement (the

"Profit Sharing Trust") (collectively, the "Amendments") which provide, among other things, that the plan participants, who are members of Wallace's management, are allowed to vote shares held in the Profit Sharing Plan and Profit Sharing Trust that they have not earned and do not own based on each participant's proportionate interest in the Profit Sharing Plan and Profit Sharing Trust, and which also allows plan participants to instruct the trustee of the Profit Sharing Plan and Profit Sharing Trust how to respond to a tender offer for the shares they do not own (based on the same formula). On September 6, 1995, the Board of Directors also authorized certain officers of the Company to appoint, on behalf of the Company, an independent institutional trustee to replace the current individual trustees under the Profit Sharing Trust with respect to the Shares held thereunder.

          37. On September 6, 1995, the Wallace Board of Directors also approved and adopted Amendment No. 1 ("Amendment No. 1") to the Wallace Computer Services, Inc. Long-Term Performance Plan (the "LTP Plan"), which Amendment No. 1 added a provision relating to the treatment of awards in the event of a "Material Change." Amendment No. 1 further provides, among other things, that
(i) a plan participant's accrued bonus balance under the LTP Plan will not be reduced below the amount of the plan participant's accrued bonus balance as calculated after inclusion of the plan participant's award, if any, for the Plan Year (as defined in the LTP Plan) immediately preceding the Plan Year during which the Material Change occurs and (ii) an individual who is a plan participant immediately prior to the occurrence of a Material Change (a "Protected Participant") will be entitled to receive payment of such participant's accrued bonus balance if, at any time during the two-year period beginning on the date that the Material Change occurs, the Protected Participant's employment with the Company terminates, whether voluntarily or involuntarily, for any reason other than for cause or on account of the Protected Participant's death or permanent disability. The primary purpose of this amendment is to make it more expensive and less attractive for Moore to proceed with a takeover of Wallace, to make it less likely that Moore or any other party will pay in excess of $56 per share for Wallace and to further entrench Wallace's management and directors.

          38. On September 12, 1995 Moore filed its Schedule 14A, which states that Moore will solicit proxies from Wallace's shareholders to elect three Moore nominees to Wallace's Board of Directors. Previously, Wallace set the date of its Annual Meeting for November 8, 1995. The Moore proxy materials state that Moore's nominees are committed to acting in the best interest of all Wallace shareholders and will seek to remove barriers to Moore's consummation of its tender offer. The Moore nominees in the Schedule 14A are Curtis A. Hessler, Albert W. Isenman, III and Robert P. Rittereiser.

          39. The Moore Schedule 14A further states that Moore and FRDK are soliciting the proxies of Wallace shareholders in favor of three stockholders resolutions (the "Stockholder

Resolutions") to be introduced at the Annual Meeting for the purpose of:

     (i) removing all of the members of the Board of Directors of Wallace (the "Wallace Board") other than the Moore Nominees, if then directors of Wallace; (ii) amending the Amended and Restated Bylaws of Wallace (the "Amended and Restated Wallace Bylaws") to fix the number of directors at five; and (iii) repealing each provision of the Amended and Restated Wallace Bylaws or amendments thereto adopted without approval of Wallace stockholders subsequent to February 15, 1995 and prior to the Annual Meeting.

          40. The Moore Schedule 14A, filed on September 12, 1995, further states that:

          Moore intends to continue to seek to negotiate with Wallace with respect to its acquisition proposal. If such negotiations result in a definitive merger or other agreement between Moore and Wallace, such negotiations could result in, among other things, termination of this proxy solicitation.

          Although Moore does not presently intend to alter the terms of the Offer, it is possible that, depending on the facts and circumstances existing at the time, the terms might be altered in one or more respects.

          41. On September 12, 1995, Moore also announced that it had extended its $56 per share offer for Wallace to November 8, 1995.

          42. On September 21, 1995, Moore publicly stated that it may raise its $56 per share bid for Wallace.


                     CAUSE OF ACTION AGAINST ALL DEFENDANTS

          43. As described above, Wallace's management, which as of the date of the company's last proxy statement collectively owned or controlled only 1.2% of Wallace's outstanding stock, has shown a pattern of entrenchment and failure to consider in good-faith Moore's offers to purchase the Company which may be in the best interests of Wallace's public shareholders. Defendants have failed to fully inform themselves with respect to the Moore offer and to ascertain whether Moore would be willing to pay a higher price for Wallace. Since the announcement of Moore's offer, the trading price of Wallace's common stock has exceeded the $56 Moore Offer, indicating the market's perception that Wallace will be sold and that Moore or some other party will pay in excess of $56 per share. Wallace's management and directors have reacted by usurping voting power over Wallace shares that they do not own and have not earned, thereby diluting the voting power of the Class and precluding the Class from a fair and legal vote in connection with the forthcoming proxy contest. Accordingly, there is a substantial likelihood that, in the absence of this Court's intervention, the defendants will continue this pattern and refuse to consider in good faith Moore's tender offer and other acquisition offers that may arise. By virtue of these acts and conduct, the defendants are carrying out a preconceived plan to prevent the sale of the Company to any party, including Moore, in violation of their fiduciary duties and to the detriment of Wallace's public shareholders.
As a result, the public common stockholders of Wallace will be wrongfully deprived of their ability to avail themselves of the substantial premium included in Moore's tender offer, and other acquisition offers which may materialize, thereby depriving them of the maximum value that can be achieved for their shares.

          44. The primary objective of defendants' plan to thwart acquisition offers for the Company is to entrench themselves in managerial and directorial positions, to the detriment of Wallace's shareholders. Indeed, by their actions, defendants have acted in a manner to prevent the shareholders of Wallace from availing themselves of offers for their stock which are substantially higher than its recent market price.

          45. The defendants have committed further breaches of their fiduciary duty to the public stockholders of Wallace by (i) failing to undertake an adequate evaluation of Wallace's worth as a potential merger or acquisition candidate; (ii) failing to give adequate consideration to the offer for Wallace submitted by Moore; (iii) considering and/or adopting extreme and unreasonable measures to prevent the sale of the Company; (iv) failing to meet with Moore or its representatives to fully inform themselves with respect to the Moore offer and the best price that Moore may be willing to pay; (v) improperly usurping to themselves and to other members of Wallace's management the right to vote and control Wallace shares; and/or (vi) failing to act so that the interests of the public stockholders of Wallace are protected.

          46. Unless enjoined by this Court, defendants will continue to breach fiduciary duties owed to plaintiffs and the other members of the Class, and aid and abet such breaches, and will not only prevent Wallace's shareholders from selling their shares to Moore for a fair and adequate price, but also will prevent other parties from making offers to acquire Wallace, all to the irreparable harm of the Class.

          47. Plaintiffs and the other members of the Class have no adequate remedy at law.

          WHEREFORE, plaintiffs demand judgment and relief in their favor and in favor of the Class and against defendants, as follows:

          A. Declaring that this action be certified as a proper class action and certifying plaintiffs as Class representatives;

          B. Declaring that the defendants; and each of them have committed a gross abuse of trust and have breached their fiduciary duties to plaintiffs and other members of the Class;

          C. Ordering that the defendants take appropriate measures, including meeting with Moore and its representatives, to assure that the Moore tender offer and any other offers for the acquisition of Wallace are fully considered and evaluated by Wallace management adequately and in good faith in order to maximize shareholder value;

          D. Preliminarily and permanently enjoining the defendants from exercising Wallace's shareholder rights plan or and adopting other extreme and unreasonable measures to prevent the sale of the Company;

          E. Preliminarily and permanently enjoining Amendment No. 36 to the Profit Sharing Plan and Amendment No. 6 to the Profit Sharing Trust, the appointment of a new trustee to oversee the Profit Sharing Plan and the Profit Sharing Trust and otherwise enjoining defendants from voting Wallace shares that they do not own or have not yet earned;

          F. Awarding compensatory damages in an amount to be determined upon the proof submitted to the Court;

          G.  Awarding the costs and disbursements of this action;

          H.  Awarding plaintiff's counsel fees; and

          I. Awarding such other and further relief which the Court may deem just and proper.

DATED:  September 15, 1995.


                                   ROSENTHAL, MONHAIT, GROSS
                                     & GODDESS, P.A.


                                   By:  /s/ NORMAN M. MONHAIT
                                      -----------------------
                                      First Federal Plaza,
                                      Suite 214
                                      P.O. Box 1070
                                      Wilmington, DE 19899
                                      (302) 656-4433
                                      Attorneys for Plaintiffs


OF COUNSEL,

BERNSTEIN LITOWITZ BERGER
  & GROSSMANN
Vincent R. Cappucci
Douglas M. McKeige
1285 Avenue of the Americas
New York, New York 10019
(212) 554-1400


ABBEY & ELLIS
Jill Abrams
212 East 39th
New York, NY 10016
(212) 889-3700

                             CERTIFICATE OF SERVICE


          I, Norman M. Monhait, do hereby certify on this 22nd day of September, 1995, that I caused two copies of the foregoing Notice Of Filing Of Amended Class Action Complaint to be served by hand delivery upon:

                         STEPHEN C. NORMAN, ESQUIRE
                         POTTER, ANDERSON & CORROON
                         350 DELAWARE TRUST BUILDING
                         WILMINGTON, DE 19801




                                      /s/ Norman M. Monhait
                                   -----------------------------
                                          Norman M. Monhait